Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2024 and 2023 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Altamira,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Altamira Therapeutics Ltd. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Altamira Therapeutics Ltd. is an exempted company incorporated under the laws of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On December 13, 2023, the Company effected a one-for-twenty reverse share split (the “2023 Reverse Share Split”) of the Company’s issued and outstanding common shares. All per share amounts and numbers of common shares in this report reflect the 2023 Reverse Share Split.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and Interpretations. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in US dollars. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in US dollars.

This discussion and analysis is dated as of September 23, 2024.

Overview

We are a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). We currently have two flagship siRNA programs using our proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In 2023 we took a first step to reposition our company around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio®, an OTC nasal spray for allergic rhinitis. We thus continue to hold a 49% stake in the Bentrio® business (with additional economic rights). Further, we have announced our intention to partner / divest also our AM-125 program, a nasal spray for vertigo (post Phase2), as well as our early- to late-stage clinical development programs in tinnitus and hearing loss.

Recent Developments

OligoPhore™ / SemaPhore™ platforms for extrahepatic RNA delivery

On August 12, 2024 we announced the publication of a peer-reviewed article in Nature Immunology demonstrating a significant reduction in tumor growth in animal cancer models through treatment with Zbtb46 mRNA delivered with Altamira’s SemaPhore™ nanoparticle technology. The publication by a research group from Washington University, St. Louis MO, showed systemic delivery of Zbtb46 mRNA with SemaPhore™ nanoparticles in mouse models of sarcoma and metastatic breast cancer resulted in sustained Zbtb46 expression, a restored immunostimulatory tumor microenvironment and a highly significant reduction in tumor growth (p<0.0001). When combined with an immune checkpoint inhibitor (anti-PD1) treatment, outcomes were even more pronounced. According to the authors, the “Zbtb46 nanoparticles induced dramatic anti-PD1 response in both anti-PD1-responsive [sarcoma] and anti-PD1-refractory [breast cancer] tumor models, generating long-term complete remission of tumor in many of the treated animals.” Extended monotherapy with Zbtb46 nanoparticles produced complete remission even in mice refractory to anti-PD1 treatment. Mice whose sarcoma was eliminated through treatment did not develop fresh cancers following repeated challenge, indicating the development of a protective immunological memory.

On July 19, 2024 we announced the preprint publication of a study demonstrating effective treatment of abdominal aortic aneurysm (AAA) in an animal model. The study was conducted by a research group from Washington University, St. Louis MO, and the University of South Florida, Tampa FL. It showed that treatment with SOD2 mRNA delivered systemically with peptide-based nanoparticles (SemaPhore™) to AAA mice resulted in a significant reduction in aorta dilation (p<0.05), delayed rupture and a highly significant improvement in survival rates (p<0.01) compared to untreated controls. AAA is an inflammatory disease involving oxidative stress caused by excessive levels of reactive oxygen species (ROS), which results in an abnormal enlargement (bulge) of the abdominal aorta. The rupture of an AAA may be life-threatening; according to a publication by Shaw and colleagues in StatPearls in 2024, more than 50% of patients die before they reach the emergency room, and those who survive have very high morbidity.

On May 1, 2024 we announced that we had filed a provisional patent application with the United States Patent Office (USPTO) which describes novel nanoparticle compositions based on OligoPhore™, Altamira’s peptide-based oligonucleotide delivery platform, or derivatives thereof in combination with siRNA sequences targeting the p65 protein, a component of the NF-κB transcription factor. Activation of p65 has been observed in multiple types of cancer as well as in many inflammatory diseases. For instance, p65 is a well-known key checkpoint in rheumatoid arthritis (RA) inflammation, and thought to regulate cell proliferation, cell death, and stimulate metastasis in cancer. The new filing is intended to extend Altamira’s intellectual property related to its AM-411 development program for RA treatment, among others.

On March 25, 2024 we announced that we had entered into a collaboration agreement with Univercells Group (“Univercells”) to evaluate the use of our SemaPhore™ platform for the delivery of mRNA vaccines. Univercells is a global life sciences company creating platforms for developing and manufacturing biologics, including mRNA vaccines and therapeutics, in a simple, scalable and cost-efficient way. Under the terms of the agreement, Univercells will test in vitro and in vivo a proprietary mRNA vaccine delivered with Altamira’s SemaPhore™ nanoparticle platform. Should the experiments prove successful, Univercells and Altamira intend to discuss and negotiate a commercial agreement for the development and manufacturing of nanoparticle-based mRNA vaccines using Univercells’ production platform.

On February 7, 2024 we announced the publication of an article by Meng and colleagues in the Journal of Integrative Medicine which evaluates the use of various peptides to enhance adeno-associated virus (AAV) cell transduction. Recombinant AAVs are commonly used as carriers to introduce nucleic acids in cells for gene therapy; several AAV-based gene therapy drugs have already been approved by the U.S. Food and Drug Administration (FDA). The study sought to find ways of increasing the endosomal release of AAV-based therapeutics by using peptides derived from melittin, a component of bee venom known for its ability to permeabilize biological membranes. The research group evaluated 76 melittin derivatives, including p5RHH, the peptide underlying Altamira’s OligoPhore™ / SemaPhore™ nanoparticle platform for RNA delivery. The scientists discovered that insertion of p5RHH into the AAV vector (p5RHH-rAAV) not only enhanced cell transduction, but also succeeded in transducing cell lines typically considered resistant to AAVs. Further, an in vivo study in mice showed that the addition of p5RHH to the AAV capsid of several AAV serotypes significantly enhanced liver transduction compared to non-modified AAV vectors, observed up to the last time point four weeks after systemic administration.

On January 24, 2024 we announced that we had filed a second provisional patent application with the USPTO to provide broad coverage of different KRAS mutations in human cancer treatment with nanoparticles comprising the Company’s OligoPhore™ platform and a single siRNA sequence, polyKRASmut. The nanoparticles are developed by Altamira as AM-401. The second provisional application contains in vitro data confirming the ability of polyKRASmut siRNA to knock down a broad range of KRAS mutations in cancer cell lines. These mutations include G12C, G12V, G12D, G12R, G12A, and A146T, which account for 90.9% of KRAS mutations reported in pancreatic ductal adenocarcinoma (PDAC), 65.3% in colorectal cancer (CRC) and 80.0% in non-small cell lung cancer (NSCLC).

Bentrio® for protection against airborne allergens

On August 23, 2024, and September 16, 2024, we announced the extension of two of our exclusive distribution agreements for Bentrio®. The earlier extension was agreed with Pharma Nordic AS (“Pharma Nordic”) to also include Sweden and Denmark in the license territory, in addition to Norway. Pharma Nordic intends to introduce Bentrio® in these two additional Scandinavian countries in 2025. The second extension was agreed with Nuance Pharma (“Nuance”) to extend the territory from China, Hong Kong, Macau and South Korea to also include Singapore, Malaysia, Thailand, Philippines, Indonesia, Vietnam and Taiwan. We further announced that Nuance recently submitted the request for marketing approval for Mainland China.

On April 24, 2024 we announced the publication of the detailed results from the NASAR clinical trial with Bentrio® nasal spray in seasonal allergic rhinitis (SAR) by Becker and colleagues in the journal Allergy. The NASAR trial enrolled 100 patients during two allergy seasons in Australia who were randomized at a 1:1 ratio to receive either Bentrio® or saline nasal spray, the current standard of care in drug-free SAR management. Study participants self-administered the treatment for two weeks three times per day. The primary efficacy endpoint was the reduction in the mean daily reflective Total Nasal Symptom Score (rTNSS; ANCOVA model).

Bentrio®-treated patients achieved a significantly lower rTNSS than the saline group (least square means difference -1.1, p = 0.013) with improvement observed across all individual nasal symptoms. Health-related quality of life, as measured by the Rhinoconjunctivitis Quality of Life Questionnaire (RQLQ), was significantly improved as well (p < 0.001). Patients and investigators rated the efficacy of treatment as significantly better with Bentrio® compared to saline control (both p < 0.001). Both treatments showed similarly good safety and tolerability. With Bentrio®, fewer patients used relief medication and more enjoyed symptom-free days compared to saline treatment.

AM-125 in acute vestibular syndrome

On June 20, 2024 we announced the publication of an article by Özgirgin and colleagues in the journal Frontiers in Neurology describing the rationale for and use of betahistine in the treatment of residual dizziness following standard of care physical repositioning procedures for benign paroxysmal positional vertigo (BPPV). BPPV is characterized by repeated episodes of vertigo produced by changes in the head position relative to gravity, e.g. when tipping the head backward. It is typically caused by dislodged inner ear particles (otoconia) in one of the semicircular canals, most often the posterior canal. The debris elicits unwanted vestibular stimulation and is often cleared through physical repositioning procedures such as the Epley maneuver, which is strongly recommended by the Clinical Practice Guideline of the American Academy of Otolaryngology–Head and Neck Surgery.

Even in case of a successful physical repositioning procedure, patients may experience residual dizziness. This may last for a few days up to several weeks and may affect quality of life and be of incapacitating nature. Based on their review of available treatment options, the authors of the publication suggest the use of vestibular habituation therapies and vestibular rehabilitation programs to facilitate vestibular compensation and treatment with betahistine, the active substance of AM-125, for improvement of inner ear blood supply and promotion of vestibular compensation. BPPV is the most common type of vertigo and accounts for 17 to 42% of all diagnosed cases; in the United States, healthcare costs associated with the diagnosis of BPPV alone approach $2 billion per year.

Public offering of common shares

On September 17, 2024 we announced the pricing of a public offering of an aggregate of 5,555,556 common shares (or pre-funded warrants in lieu thereof) accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share (or per pre-funded warrant in lieu thereof) and accompanying Series A-1 common warrant and Series A-2 common warrant. The Series A-1 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411 nanoparticles. The Series A-2 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States. The offering closed on September 19, 2024, subject to the satisfaction of customary closing conditions. The gross proceeds to the Company from this offering were $4.0 million, before deducting the placement agent's fees and other offering expenses payable by the Company. The net proceeds to the Company were $3.3 million.

“At the market program”

On January 19, 2024, we entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement we may offer and sell our common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In the first six months of 2024, we sold 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.

The HCW Sales Agreement effectively replaced the sales agreement that we had concluded with A.G.P./Alliance Global Partners (“A.G.P.” and the “A.G.P. Sales Agreement”) on November 20, 2018 and amended on April 5, 2019. Pursuant to the terms of the A.G.P. Sales Agreement, the Company could offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Prior to its termination, we sold an aggregate 123,512 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement.

2023 reverse share split

On December 13, 2023, we effected a reverse share split (the “2023 Reverse Share Split”) of our common shares at a ratio of one-for-twenty. When the reverse share split became effective, every 20 of our pre-split issued and outstanding common shares, par value $0.0001 per share, were combined into one common share, par value $0.002 per share. Effecting the 2023 Reverse Share Split reduced the number of our issued and outstanding common shares from 29,556,487 common shares to 1,477,785 common shares (after giving effect to rounding of fractional shares). It also simultaneously adjusted outstanding options issued under our equity incentive plan and outstanding warrants to purchase common shares. All per share amounts and numbers of common shares in this management’s discussion and analysis reflect the 2023 Reverse Share Split.

Collaboration and License Agreements

On December 11, 2020, we entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”). Pursuant to the Agreement, WU granted us an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with our proprietary delivery technologies. In consideration for such worldwide, exclusive license, we will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of $4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

●	OligoPhore™ / SemaPhore™ delivery platforms. Through the acquisition of Trasir Therapeutics Inc. (“Trasir”) in 2021 we entered the field of RNA delivery technology. OligoPhore™ and SemaPhore™ are based on a propriety peptide which allows for efficient delivery of nucleic acid payloads such as siRNA (small interfering ribonucleic acid) or mRNA (messenger ribonucleic acid) into target cells, notably into non-liver tissues, using systemic or local administration. We are developing the OligoPhore™ / SemaPhore™ delivery technology to make it available through out-licensing to partners in the pharma / biotech industry for use with their proprietary RNA molecules.

●	AM-401 for KRAS Driven Cancer. In July 2021 we initiated the development of AM-401 as the first lead program to demonstrate the potential of our OligoPhore™ oligonucleotide delivery platform. The therapeutic objective for AM-401 is to slow down KRAS driven tumor cell proliferation or to stop it altogether by delivering siRNA specifically inside tumor cells for gene knock down. We are employing siRNA which is targeting different KRAS mutations (polyKRASmut) and have shown that it knocks down a broad range of KRAS mutations in cancer cell lines. We aim to advance the AM-401 program through preclinical studies with the objective of filing for an IND in 2026. In this context, we initiated various development work relating to the peptide and siRNA components of AM-401.

●	AM-411 for Rheumatoid Arthritis. In July 2022 we announced the initiation of AM-411, our second lead program for an RNA therapeutic based on the OligoPhore™ delivery platform. AM-411 seeks to treat rheumatoid arthritis (RA) by targeting siRNA at p65, one of the main transcriptional regulators of the NF-kB pathway and a key checkpoint in RA inflammation. We aim to advance the AM-411 program through preclinical studies with the objective of filing for an IND in 2026.

●	AM-125 for Vertigo. We have been developing AM-125 as a reformulation of betahistine for intranasal delivery. In 2019 we initiated the “TRAVERS” Phase 2 trial to evaluate the safety and efficacy of AM-125 in 124 patients suffering from acute vestibular syndrome following surgery. In June 2022 we reported top-line results from the trial showing good tolerability and a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. In parallel to the clinical development, we have been conducting various preclinical studies with AM-125 and working on the analytical and process development for the manufacturing of the drug product. The FDA cleared our IND application in June 2023 which will allow for the conduct of clinical trials in the U.S. In the context of our strategic transition to become a company focused on RNA delivery technology, we intend to out-license or sell the AM-125 program.

●	Bentrio® for Allergy and Viral Infection: In September 2020 we initiated the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens, through our new subsidiary Altamira Medica AG. Following formulation development, we tested AM-301 first in vitro in a series of experiments using reconstituted human nasal epithelia. Our clinical development in allergic rhinitis comprised four trials: one study each with controlled exposure to grass pollen for 4 hours and to house dust mites for 3 hours (both with 36 patients), one study on the distribution and residence time of AM-301 within the nasal cavity (8 healthy volunteers), and one study with environmental exposure to seasonal allergens for two weeks (NASAR trial; 100 patients). The two challenge studies were completed in 2021 and 2022 and showed good tolerability and protective effects of AM-301 for 3-4 hours; the extended nasal residence time of the formulation within the nasal cavity was confirmed in the trial with human volunteers. The NASAR trial demonstrated a statistically significant and clinically relevant improvement in nasal symptoms and health related quality of life in seasonal allergic rhinitis (SAR) and was also superior in efficacy outcomes to saline nasal spray, the current standard of care in drug free treatments for SAR. In viral infection, we conducted a trial in patients suffering from acute COVID-19 in 2022; top-line results were presented as inconclusive in early 2023. In the context of our decision to reposition our company around the RNA delivery business, we sold in November 2023 51% of the share capital of Altamira Medica to a Swiss private equity investor. We retained 49% of the company’s share capital and will be entitled to receive 25% of Altamira Medica’s future gross licensing income.

Other research and development expenses mainly relate to the maintenance of our late-stage projects Sonsuvi® (AM-111) and Keyzilen® (AM-101) and pre-clinical studies of AM-102 (second generation tinnitus treatment).

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results — Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2024 and 2023. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2024 and 2023

	JUNE 30
	2024	2023	Change
	(in thousands of US$)%

Other operating income	34	77	(56)%
Research and development	(1,963)	(1,481)	33%
Sales and marketing	-	-	n/a
General and administrative	(1,988)	(2,252)	(12)%
Operating loss	(3,917)	(3,656)	7%
Finance expense	(186)	(938)	(80)%
Finance income	1	70	(99)%
Share of loss of an associate	(237)	-	n/a
Loss before tax	(4,339)	(4,524)	(4)%
Income tax gain/(loss)	-	-	n/a
Net loss from continuing operations	(4,339)	(4,524)	(4)%
Discontinued operations:
Loss after tax from discontinued operations	-	(1,421)	(100)%
Net loss attributable to owners of the Company	(4,339)	(5,945)	(27)%
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $ 0	198	(31)	(739)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $ 0	15	(80)	(119)%
Share of other comprehensive income of an associate	(44)	-	n/a
Other comprehensive income/(loss), net of taxes of $ 0	169	(111)	(252)%
Total comprehensive loss attributable to owners of the Company	(4,170)	(6,056)	(31)%

Research and development expense

	SIX MONTHS ENDED
	JUNE 30, 2024	JUNE 30, 2023	Change %
	(in thousands of US$)
Clinical projects	27	110	(75)%
Pre-clinical projects	276	115	140%
Drug manufacturing and substance	567	150	278%
Employee benefits	845	924	(9)%
Other research and development expenses	248	182	36%
Total	1,963	1,481	33%

Research and development expenses amounted to $2.0 million in the six months ended June 30, 2024. This represents an increase of 33% compared to the six months ended June 30, 2023. Research and development expenses reflected the following:

●	Clinical projects. In the six months ended June 30, 2024 clinical expenses were $27 thousand, which was 75% lower than in the six months ended June 30, 2023 as clinical trials had essentially been completed in 2023.

●	Pre-clinical projects. In the six months ended June 30, 2024, pre-clinical expenses were $276 thousand and thus more than double the amount in the six months ended June 30, 2023 due to increased activities in RNA delivery projects.

●	Drug manufacture and substance. In the six months ended June 30, 2024, expenses related to drug manufacture and substance rose by $417 thousand or 278% over the level in the first half of 2023 as the Company’s RNA delivery projects progressed (analytical development, formulation development, peptide and RNA synthesis).

●	Employee benefits. Employee expenses decreased by 9% in the six months ended June 30, 2024 to reach $845 thousand primarily due to a reduction in headcount as there were no longer any clinical trials ongoing compared to the same period in 2023.

●	Other research and development expenses. Other research and development expenses increased by $66 thousand in the six months ended June 30, 2024 compared to the same period in 2023 which was primarily due to higher expenditures for intellectual property filings and prosecution.

General and administrative expense

	SIX MONTHS ENDED
	JUNE 30, 2024	JUNE 30, 2023	Change %
	(in thousands of US$)
Employee benefits	574	342	68%
Lease expenses	15	10	50%
Business development	-	7	(100)%
Travel and representation	24	19	26%
Administration costs	1,312	1,809	(27)%
Depreciation Right-of-use assets	63	65	(3)%
Total	1,988	2,252	(12)%

General and administrative expense decreased to CHF 2.0 million in the six months ended June 30, 2024, compared to CHF 2.3 million in the same period in the previous year, primarily due to lower general and administration costs, whereas employee benefits increased primarily due to the reinforcement of headcount in finance and administration.

Finance income and finance expense

	SIX MONTHS ENDED
	JUNE 30, 2024	JUNE 30, 2023
	(in thousands of US$)
Interest income	1	29	(97)%
Gain on modification of financial instruments	-	41	(100)%
Total finance income	1	70	(99)%
Interest expense (incl. Bank charges)	6	575	(99)%
Net foreign exchange loss	180	131	37%
Revaluation loss from derivative financial instrument	-	224	(100)%
Loss on derecognition of financial instruments	-	8	(100)%
Total finance expense	186	938	(80)%
Finance income/(expense), net	(185)	(868)	(79)%

Interest expense

Interest expense in the six months ended June 30, 2024 decreased 99% to $6 thousand and included interest related to lease liabilities and bank charges. In the first half of 2023, interest expense included interest on the FiveT convertible loans.

Foreign currency exchange gain / (loss), net

For the six months ended June 30, 2024, fluctuations in foreign currency exchange rates resulted in a loss of $180 thousand, compared to a loss of $131 thousand during the same period in the previous year.

Revaluation gain / (loss) from derivative financial instruments

For the six months ended June 30, 2024, there was no revaluation gain or loss recorded through profit or loss. In the six months ended June 30, 2023, the revaluation loss of $224 thousand from derivative financial instruments included the revaluation of the financial derivatives embedded in the 2022 FiveT Loan.

On January 30, 2018 we issued 1,875 warrants in connection with a direct offering of 3,125 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $2,000.00 per common share. As of June 30, 2024, the fair value of the warrants amounted to $0. There was no revaluation gain or loss of the derivative for the six months ended June 30, 2024 and 2023.

Cash flow

Comparison of the six months ended June 30, 2024 and 2023

The table below summarizes our cash flows for the six months ended June 30, 2024 and 2023:

	SIX MONTHS ENDED
	JUNE 30, 2024	JUNE 30, 2023
	(in thousands of US$)
Net cash used in operating activities	(3,204)	(8,431)
Net cash from investing activities	1	-
Net cash from financing activities	2,514	8,412
Net effect of currency translation on cash	20	57
Cash and cash equivalents at beginning of the period	734	17
Cash and cash equivalents at end of the period	65	55

Cash and funding sources

On January 19, 2024, we entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement we may offer and sell our common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the HCW Sales Agreement. In the first six months of 2024, we sold 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.

The HCW Sales Agreement effectively replaced the sales agreement that we had concluded with A.G.P./Alliance Global Partners (“A.G.P.” and the “A.G.P. Sales Agreement”) on November 20, 2018 and amended on April 5, 2019. Pursuant to the terms of the A.G.P. Sales Agreement, the Company could offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In 2023, we sold 104,147 shares under the ATM for aggregate proceeds of $5.1 million. We terminated the A.G.P. Sales Agreement effective January 1, 2024. Prior to its termination, we sold an aggregate 123,512 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement.

On November 21, 2023, we closed the transaction for the partial divestiture of our Bentrio® business, by selling a 51% stake in our subsidiary Altamira Medica AG to a Swiss private equity investor. The transaction also included the sale of Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of Altamira Medica AG, which was subsequently renamed Altamira Medica Pty Ltd. The cash consideration for the 51% stake was CHF 2,040,000. The transaction further included a cash contribution of CHF 1,000,000 in total to Altamira Medica’s capital by its two shareholders pro rata of their shareholdings following the closing. Accordingly, we contributed CHF 490,000 in cash to our investment in Altamira Medica.

On July 10, 2023, the Company closed a public offering of 43,750 common shares and 511,806 pre-funded warrants and accompanying common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share, pre-funded warrant and accompanying common warrant. The common warrants have an exercise price of CHF 8.00 per share, are exercisable immediately and expire five years from the date of issuance. The Company additionally granted 36,113 warrants to the Placement Agent with a strike price of CHF 10.00 and an exercise period of 5 years. As of December 31, 2023, all pre-funded warrants were exercised for a total amount of $112,597. The total gross proceeds from the offering amounted to $5,000,000.

On May 1, 2023, the Company entered into a convertible loan agreement with FiveT IM ( see Note 4, Loans). Under the 2023 FiveT Loan we sold an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM in 2023. In connection with the 2023 FiveT Loan, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which could be exercised up to five years. On December 7, 2023, we entered into a letter agreement (the “Warrant Inducement Agreement”) under which FiveT IM was granted the option to exercise the warrants by or before December 14, 2023 at a reduced exercise price which was defined as 90% of the daily trading volume weighted average price for our common shares on the NASDAQ stock exchange on the trading day following the date of each such exercise and receive additional warrants upon any such exercise. FiveT IM exercised all existing warrants at the weighted average exercise price of CHF 6.656 per common share, yielding proceeds of CHF 541,034 to the Company. On December 15, 2023, we issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance. The 6-month warrants expired unexercised on June 15, 2024.

On February 4, 2022, the Company entered into a convertible loan agreement, as amended, with FiveT IM (the “Lender”), pursuant to which the Lender agreed to loan to the Company CHF 5,000,000 (the “2022 FiveT Loan”), which bore interest at the rate of 10% per annum and matured 12 months from the disbursement date of February 8, 2022.

On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan, which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate of 217,051 common shares at an average conversion price of $28.95 per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated.

On December 28, 2022, the Company entered into two separate loan agreements with two private investors (the “Private Lenders”), pursuant to which Private Lenders agreed to loan to the Company an aggregate of CHF 350,000, which loans bear interest at the rate of 5% per annum and were to mature as of May 30, 2023. The Company agreed to grant to the Private Lenders warrants to purchase an aggregate 2,359 common shares. The warrants are exercisable at an exercise price of CHF 89.02 per share for up to five years from the date of issuance. On May 12, 2023, the Company and the Private Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023 and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loans were repaid on July 15, 2023.

On September 9, 2022, the Company entered into a loan agreement with FiveT IM, Dominik Lysek and Thomas Meyer, the Company’s CEO (the “Lenders”), pursuant to which the Lenders agreed to loan to the Company an aggregate of CHF 600,000 (the “September 2022 Loan Agreement”), which loan bears interest at the rate of 5% per annum and was to mature as of March 31, 2023. The Company agreed to issue to the Lenders warrants to purchase an aggregate 2,085 common shares. Such warrants are exercisable at an exercise price of CHF 144 per share for up to five years form October 1, 2022. On May 12, 2023, the Company and the Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023, introduced a right for Lenders to convert the loan into common shares of the Company at CHF 22.40 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date, and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on trading day preceding the date of the amendment. The loan was repaid on July 15, 2023.

On December 5, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC” and the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10.0 million of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. In 2023, we issued an aggregate 17,500 common shares for aggregate proceeds of $854,475 and in the first six months of 2024 we issued an aggregate of 555,279 common shares for aggregate proceeds of $984,087 to LPC under the 2022 Commitment Purchase Agreement.

The 2022 Commitment Purchase Agreement effectively replaced the 2020 Commitment Purchase Agreement. Under the 2020 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 325,000 common shares for aggregate proceeds of $4.0 million to LPC under the 2020 Commitment Purchase Agreement.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that we will need additional funding. We have incurred recurring losses and negative cash flows from operations since inception and we expect to generate losses from operations for the foreseeable future primarily due to research and development costs for our RNA delivery platforms and our product candidates AM-401 and AM-411. We also expect to continue to incur additional costs associated with operating as a public company.

We expect our total cash need in 2024 to be in the range of $5.8 to 7.0 million. We believe that our cash position of $65 thousand at June 30, 2024, proceeds from the public offering of common shares with warrants in September 2024, the exercise of warrants and the planned divestiture or partnering of our AM-125 development program and revenues from our 49% stake in our associated company Altamira Medica AG, the receipt of grants, licensing and service fees from collaborations in the field of RNA delivery as well as further issuances of common shares under the HCW Sales Agreement or an equity line will fund our projected operations through August 2025.

We have based the above estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our nonclinical testing and other related activities;

●	the cost of sourcing key ingredients for our RNA delivery programs and of manufacturing our product candidates and any products that we may develop;

●	the scope of the further development of our RNA delivery platforms and the number and characteristics of product candidates that we pursue; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

As of the date of this Interim Report we have warrants outstanding, which are exercisable for an aggregate of 12,150,116 common shares at a weighted average exercise price of $1.20 per share, which comprise an aggregate 11,111,112 warrants linked to the Company reaching certain development and business milestones, options which are exercisable for an aggregate of 404,608 common shares at a weighted average exercise price of $2.56 per share, and sold an aggregate of $1.66 million of common shares under the HCW Sales Agreement, and we may seek to register additional common shares for sale under such agreement, subject to the volume limitations under Instruction I.B.5 of Form F-3.

Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement its long-term business strategy. If additional capital is not available when required, we may need to delay or curtail our operations until such funding is received. The length of time and cost of developing our product candidates and/or failure of them at any stage of the approval process will materially affect our financial condition and future operations. Such matters are not within our control and thus all associated outcomes are uncertain. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information-D. Risk factors” in the Annual Report.

Contractual obligations and commitments

Under the terms of our collaboration and license agreement with Xigen related to AM-111, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–A. Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

See Note 4 to our audited financial statements included in our most recent Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a drug development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our RNA delivery platforms and product candidates before we can expect to become profitable from sales of our platform technology and products and the possibility that we may be unable to raise additional capital when needed;

●	the timing, scope, terms and conditions of a potential divestiture or partnering of the Company’s AM-125 development program in vertigo as well as the cash such transaction(s) may generate;

●	our dependence on the success of OligoPhore™, SemaPhore™, AM-401 and AM-411, which are still in preclinical development, and may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	our reliance on our current strategic relationship with Washington University and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct certain of our nonclinical studies and on third-party, single-source suppliers to supply certain key ingredients for RNA delivery platforms or to produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.